UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    November 14, 2011

November 14, 2011

Sumitomo Mitsui Financial Group, Inc. (SMFG)
Consolidated Financial Results for the Six Months ended September 30, 2011
<Under Japanese GAAP>

Head Office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings:    Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL:    http://www.smfg.co.jp

President:    Koichi Miyata

Date of Payment of Interim Dividends:    December 2, 2011

Amounts less than one million yen have been omitted.

1. Consolidated Financial Results (for the six months ended September 30, 2011)

(1) Operating Results	(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income
Six Months ended September 30, 2011	¥ 2,044,860	3.2%	¥ 546,493	1.1%	¥ 313,758	(24.8)%
Six Months ended September 30, 2010	1,980,507	26.4	540,609	143.3	417,493	237.9

Notes:	1.	Comprehensive Income:
		(a) for the six months ended September 30, 2011: ¥146,798 million [(53.8)%]
		(b) for the six months ended September 30, 2010: ¥317,426 million
	2.	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the same period in the previous fiscal year.

	Net Income per Share	Net Income per Share (Diluted)
Six Months ended September 30, 2011	¥ 225.04	¥ 225.02
Six Months ended September 30, 2010	296.64	296.63

(2) Financial Position	(Millions of yen, except percentages)

	Total Assets	Net Assets	Net Assets Ratio	Capital Ratio (BIS Guidelines)
September 30, 2011	¥133,087,119	¥6,960,381	3.7%	(Preliminary) 17.17%
March 31, 2011	137,803,098	7,132,073	3.7	16.63

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2011: ¥4,964,719 million (b) as of March 31, 2011: ¥5,094,493 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100
	3.

Capital Ratio (BIS Guidelines) is calculated using the method stipulated in “Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Notification 20 issued by the Japanese Financial Services Agency in 2006).

2. Dividends on Common Stock per Share

(Yen)

	Cash Dividends per Share
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Fiscal Year ended March 31, 2011	¥ –	¥ 50	¥ –	¥ 50	¥ 100
Fiscal Year ending March 31, 2012	–	50
Fiscal Year ending March 31, 2012 (Forecast)			–	50	100

Notes:	1. Dividend forecast remains unchanged.
2. Dividends on unlisted preferred stocks are reported on page 3.

3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2012)

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
Fiscal Year ending March 31, 2012	¥4,000,000	4.0%	¥900,000	9.0%	¥500,000	5.1%	¥ 358.29
Notes:	1. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase from the previous fiscal year.
	2. Earnings forecast which was announced in May 2011 is revised.

Sumitomo Mitsui Financial Group, Inc.

4. Other Information

(1)	There were no changes in material consolidated subsidiaries in the six months ended September 30, 2011.

(2)	There were changes in accounting principles, when preparing interim consolidated financial statements due to revisions in accounting standards.

(3)	Number of Shares Issued (common stock)

	As of September 30, 2011	As of March 31, 2011
(a) Number of shares issued (including treasury shares)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury shares	17,267,675 shares	32,581,914 shares

Six Months ended September 30,
	2011	2010
(c) Average number of shares issued in the period	1,394,237,475 shares	1,396,978,830 shares

[Reference] Parent Company Only Financial Information on a Non-consolidated Basis

1.	Non-consolidated Financial Results (for the six months ended September 30, 2011)

(1) Operating Results	(Millions of yen, except per share data and percentages)

	Operating Income	Operating Profit	Ordinary Profit	Net Income
Six Months ended
September 30, 2011	¥ 40,202 (53.0)%	¥ 27,734 (62.7)%	¥ 24,756 (65.2)%	¥ 24,754 (65.2)%
September 30, 2010	85,600 162.6	74,357 155.9	71,101 316.6	71,099 288.3

Net Income per Share
Six Months ended
September 30, 2011	¥ 17.55
September 30, 2010	48.22
Note:	Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Financial Position	(Millions of yen, except percentages)

		Total Assets	Net Assets	Net Assets Ratio
September 30, 2011		¥ 5,978,801	¥ 4,584,213	76.7%
March 31, 2011		6,237,655	4,842,914	77.6
Note:	Stockholders’ equity:
	(a) as of September 30, 2011: ¥4,583,865 million (b) as of March 31, 2011: ¥4,842,743 million

2.	Earnings Forecast on a Non-consolidated Basis (for the fiscal year ending March 31, 2012)

(Millions of yen, except per share data and percentages)

		Operating Income	Operating Profit	Ordinary Profit
Fiscal Year ending March 31, 2012		¥ 180,000 (19.0)%	¥ 160,000 (19.1)%	¥ 150,000 (21.7)%

		Net Income	Net Income per Share
Fiscal Year ending March 31, 2012		¥ 150,000 (21.7)%	¥ 106.36
Notes:	1.	Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.
	2.	Earnings forecast remains unchanged.

[Note on Interim Audit Process]

This quarterly (interim) earnings report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of interim consolidated financial statements and interim non-consolidated financial statements have not been completed as of the disclosure of this quarterly (interim) earnings report.

Sumitomo Mitsui Financial Group, Inc.

[Dividends Information]

  Dividends on Preferred Stock per Share

(Yen)

		Cash Dividends per Share
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Preferred stock (Type 6)	Fiscal Year ended March 31, 2011	–	¥44,250	–	¥44,250	¥88,500

<Reference> Calculation for Indices

- Forecasted Net Income per Share (Consolidated basis):

Forecasted net income
Forecasted average number of common stocks during the period (excluding treasury stock) (*)

*

SMFG Card & Credit, Inc., a wholly-owned subsidiary of SMFG, made Cedyna Financial Corporation its wholly-owned subsidiary through a share exchange on May 1, 2011. Accordingly, SMFG’s common stock held by SMFG Card & Credit, Inc. decreased and forecasted net income per share was calculated forecasted average number of SMFG common shares for 1,395,512,712 shares.

- Forecasted Net Income per Share (Non-consolidated basis):

Forecasted net income
Number of common stocks issued at the fiscal year-end (excluding treasury stock)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

* (Appendix) Financial Results for the six months ended September 30, 2011 Supplementary Information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group (“SMFG”) reports the financial results for the six months ended September 30, 2011.

1. Operating Results

In the six months ended September 30, 2011, non-consolidated gross banking profit of Sumitomo Mitsui Banking Corporation (“SMBC”) decreased by ¥19.1 billion year-on-year mainly due to a decrease of ¥26.8 billion in gains on bonds, despite an increase in net fees and commissions in gross international profit that resulted from an increase in fees related to overseas loans. Meanwhile, consolidated gross profit increased by ¥5.1 billion year-on-year to ¥1,321.9 billion partly due to the contribution of Cedyna Financial Corporation (“Cedyna”) which became a consolidated subsidiary in May 2010.

SMBC’s expenses on a non-consolidated basis increased by ¥9.3 billion year-on-year due mainly to the proactive allocation of resources into focused business areas, such as overseas business, while reexamining and restraining ordinary expenses. In addition, as a result of consolidation of companies such as Cedyna, consolidated general and administrative expenses increased by ¥38.1 billion year-on-year to ¥693.8 billion.

Total credit cost on a consolidated basis decreased by ¥77.8 billion year-on-year to ¥28.0 billion. The main reasons were a decrease of ¥40.4 billion at SMBC resulting from measures tailored to individual corporate borrowers to improve their business and financial situations, and a decrease at other consolidated subsidiaries including domestic banking subsidiaries.

Finally, on a consolidated basis, ordinary profit increased by ¥5.9 billion year-on-year to ¥546.5 billion, while net income decreased by ¥103.7 billion year-on-year to ¥313.8 billion due to an increase in tax expenses.

<Consolidated>	(Billions of yen)

	Six months ended September 30, 2011	Change from the six months ended September 30, 2010	Fiscal year ended March 31, 2011 (reference)
Consolidated Gross profit	¥1,321.9	¥5.1	¥2,504.7
General and administrative expenses	(693.8)	(38.1)	(1,355.3)
Total credit cost	(28.0)	77.8	(217.3)
Net gains (losses) on stocks	(12.1)	10.5	(91.9)
Ordinary profit	546.5	5.9	825.4
Net income	313.8	(103.7)	475.9

<SMBC, Non-consolidated>
Gross banking profit	¥819.5	¥(19.1)	¥1,531.8
Net gains (losses) on bonds	124.4	(26.8)	147.1
Expenses (excluding non-recurring losses)	(354.6)	(9.3)	(699.2)
Banking profit (*)	464.9	(28.4)	832.6
Total credit cost	(2.9)	40.4	(94.3)
Net gains (losses) on stocks	(46.1)	(27.8)	(87.3)
Ordinary profit	397.6	4.6	595.7
Net income	290.6	(60.6)	421.2

(*)	Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc.

2. Financial Position

On a consolidated basis, SMFG’s total assets as of September 30, 2011, were ¥133,087.1 billion, a decrease of ¥4,716.0 billion compared with March 31, 2011, due to a decrease in securities such as bonds.

Stockholders’ equity increased by ¥69.5 billion compared with March 31, 2011 to ¥4,990.9 billion, due mainly to recording of net income, while an acquisition and cancellation of Preferred stock (Type 6). Finally, net assets decreased by ¥171.7 billion to ¥6,960.4 billion.

On a consolidated basis, deposits decreased by ¥1,057.5 billion to ¥80,941.5 billion compared with March 31, 2011. Loans and bills discounted increased by ¥1,645.6 billion to ¥62,993.9 billion mainly due to an increase in balance of loans and bills discounted at SMBC in both domestic and overseas markets.

On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) decreased by ¥13.8 billion to ¥1,676.5 billion compared with March 31, 2011. The problem assets ratio remained at a low level of 2.35%, a decrease of 0.08% compared with March  31, 2011.

3. Earnings Forecasts for the fiscal year ending March 31, 2012

The consolidated earnings forecast announced on May 13, 2011 has been revised as follows mainly because SMBC is expected to show an increase in banking profit (before provision for general reserve for possible loan losses) and a decrease in total credit cost.

Ordinary income	¥4,000 billion	(unchanged from the previous forecast)
Ordinary profit	900 billion	(increase of ¥60 billion from the previous forecast)
Net income	500 billion	(increase of ¥100 billion from the previous forecast)

The non-consolidated earnings forecast remain unchanged.

4. Other

  Change in accounting policy, Change in estimate on accounting and Restatements

(1)	Accounting Standard for Earnings per Share

SMFG has adopted the “Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 2), “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No. 4) and “Practical Solution on Accounting for Earnings Per Share” (ASBJ PITF No. 9) starting from the fiscal year beginning on April 1, 2011. This change has a little impact on the calculation of diluted net income per share.

  (2) Change in Presentation

SMFG had previously presented “Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” as part of “Extraordinary gains” until the fiscal year ended March 31, 2011. However, SMFG presents them as items of “Other income” after April 1, 2011, based on “Practical Guidelines for Accounting Standard for Financial Instruments” (JICPA Accounting System Committee Report No. 14, revised March 29, 2011). However, the figures for the six months ended September 30, 2010, are stated in the previous method in accordance with the Practical Guidelines.

  (3) Additional Information

SMFG has adopted “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24, issued on December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, issued on December 4, 2009) for changes in accounting policies and corrections of figures on and after April 1, 2011.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated Financial Statements

    (1) Consolidated Balance Sheets

	(Millions of yen)
	March 31, 2011	September 30, 2011

Assets:
Cash and due from banks	¥ 9,233,906	¥ 6,737,438
Call loans and bills bought	851,636	989,023
Receivables under resale agreements	131,104	207,582
Receivables under securities borrowing transactions	4,740,410	3,752,077
Monetary claims bought	1,122,307	1,139,269
Trading assets	6,632,898	8,431,051
Money held in trust	24,011	23,387
Securities	39,952,123	34,794,775
Loans and bills discounted	61,348,355	62,993,906
Foreign exchanges	1,077,024	1,214,124
Lease receivables and investment assets	1,734,169	1,706,704
Other assets	4,604,732	4,816,343
Tangible fixed assets	1,168,908	1,153,346
Intangible fixed assets	674,216	669,611
Deferred tax assets	644,736	550,194
Customers’ liabilities for acceptances and guarantees	4,921,500	4,919,130
Reserve for possible loan losses	(1,058,945)	(1,010,845)

Total assets	¥ 137,803,098	¥ 133,087,119

Liabilities:
Deposits	¥ 81,998,940	¥ 80,941,463
Negotiable certificates of deposit	8,366,323	9,207,422
Call money and bills sold	2,629,407	1,605,705
Payables under repurchase agreements	726,365	982,062
Payables under securities lending transactions	5,713,233	2,559,900
Commercial paper	337,120	364,808
Trading liabilities	5,248,302	6,005,163
Borrowed money	10,769,668	9,957,766
Foreign exchanges	256,160	322,976
Short-term bonds	1,183,198	982,385
Bonds	3,866,095	3,961,917
Due to trust account	216,171	283,126
Other liabilities	4,188,259	3,815,270
Reserve for employee bonuses	45,176	37,469
Reserve for executive bonuses	2,496	–
Reserve for employee retirement benefits	44,604	44,797
Reserve for executive retirement benefits	2,728	2,138
Reserve for point service program	18,927	19,305
Reserve for reimbursement of deposits	9,923	8,096
Reserve for losses on interest repayment	59,812	43,482
Reserves under the special laws	392	367
Deferred tax liabilities	20,517	16,415
Deferred tax liabilities for land revaluation	45,698	45,566
Acceptances and guarantees	4,921,500	4,919,130

Total liabilities	130,671,024	126,126,738

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	978,851	759,810
Retained earnings	1,776,433	2,017,801
Treasury stock	(171,760)	(124,562)

Total Stockholders’ equity	4,921,419	4,990,945

Net unrealized gains on other securities	272,306	65,876
Net deferred losses on hedges	(9,701)	(16,579)
Land revaluation excess	33,357	33,589
Foreign currency translation adjustments	(122,889)	(109,113)

Total accumulated other comprehensive income	173,073	(26,226)

Stock acquisition rights	262	441
Minority interests	2,037,318	1,995,220

Total net assets	7,132,073	6,960,381

Total liabilities and net assets	¥ 137,803,098	¥ 133,087,119

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of

      Comprehensive Income

    (Consolidated Statements of Income)

	(Millions of yen)
Six months ended September 30,	2010	2011

Ordinary income	¥ 1,980,507	¥ 2,044,860
Interest income	818,685	806,779
Interest on loans and discounts	603,194	579,325
Interest and dividends on securities	134,630	141,976
Trust fees	1,052	695
Fees and commissions	428,506	464,225
Trading income	188,653	144,373
Other operating income	524,289	602,818
Other income	19,319	25,968
Ordinary expenses	1,439,898	1,498,367
Interest expenses	158,146	148,076
Interest on deposits	57,774	51,264
Fees and commissions payments	69,987	70,469
Other operating expenses	416,294	478,457
General and administrative expenses	655,630	693,775
Other expenses	139,840	107,588

Ordinary profit	540,609	546,493

Extraordinary gains	14,096	2,270
Extraordinary losses	6,517	3,384

Income before income taxes and minority interests	548,187	545,378

Income taxes-current	46,527	49,858
Income taxes-deferred	27,318	118,097

Income taxes	73,845	167,955

Income before minority interests	474,341	377,422

Minority interests in net income	56,848	63,664

Net income	¥ 417,493	¥ 313,758

    (Consolidated Statements of Comprehensive Income)

	(Millions of yen)
Six months ended September 30,	2010	2011

Income before minority interests	¥ 474,341	¥ 377,422
Other comprehensive income	(156,915)	(230,624)
Net unrealized losses on other securities	(171,861)	(193,717)
Net deferred gains (losses) on hedges	56,128	(7,523)
Foreign currency translation adjustments	(37,718)	(16,373)
Share of other comprehensive income of affiliates	(3,464)	(13,009)

Total comprehensive income	317,426	146,798

Comprehensive income attributable to shareholders of the parent	298,172	114,226
Comprehensive income attributable to minority interests	19,254	32,571

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

	(Millions of yen)
Six months ended September 30,	2010	2011

Stockholders’ equity:
Capital stock
Balance at the beginning of the period	¥ 2,337,895	¥ 2,337,895
Changes in the period
Net changes in the period	–	–

Balance at the end of the period	2,337,895	2,337,895

Capital surplus
Balance at the beginning of the period	978,897	978,851
Changes in the period
Disposal of treasury stock	(31)	(9,038)
Cancellation of treasury stock	–	(210,003)

Net changes in the period	(31)	(219,041)

Balance at the end of the period	978,866	759,810

Retained earnings
Balance at the beginning of the period	1,451,945	1,776,433
Changes in the period
Cash dividends	(79,931)	(72,171)
Net income	417,493	313,758
Increase due to increase in subsidiaries	5	8
Increase due to decrease in subsidiaries	2	1
Decrease due to increase in subsidiaries	(4)	(4)
Decrease due to decrease in subsidiaries	(2)	(1)
Decrease due to decrease in affiliates	(126)	–
Reversal of land revaluation excess	24	(222)

Net changes in the period	337,459	241,368

Balance at the end of the period	1,789,404	2,017,801

Treasury stock
Balance at the beginning of the period	(124,061)	(171,760)
Changes in the period
Purchase of treasury stock	(40)	(210,032)
Disposal of treasury stock	40	47,228
Cancellation of treasury stock	–	210,003

Net changes in the period	0	47,198

Balance at the end of the period	(124,060)	(124,562)

Total stockholders’ equity
Balance at the beginning of the period	4,644,677	4,921,419
Changes in the period
Cash dividends	(79,931)	(72,171)
Net income	417,493	313,758
Purchase of treasury stock	(40)	(210,032)
Disposal of treasury stock	9	38,189
Cancellation of treasury stock	–	–
Increase due to increase in subsidiaries	5	8
Increase due to decrease in subsidiaries	2	1
Decrease due to increase in subsidiaries	(4)	(4)
Decrease due to decrease in subsidiaries	(2)	(1)
Decrease due to decrease in affiliates	(126)	–
Reversal of land revaluation excess	24	(222)

Net changes in the period	337,428	69,525

Balance at the end of the period	4,982,105	4,990,945

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Six months ended September 30,	2010	2011

Accumulated other comprehensive income:
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	412,708	272,306
Changes in the period
Net changes in items other than stockholders’ equity in the period	(177,265)	(206,429)

Net changes in the period	(177,265)	(206,429)

Balance at the end of the period	235,442	65,876

Net deferred gains (losses) on hedges
Balance at the beginning of the period	(39,367)	(9,701)
Changes in the period
Net changes in items other than stockholders’ equity in the period	56,448	(6,877)

Net changes in the period	56,448	(6,877)

Balance at the end of the period	17,081	(16,579)

Land revaluation excess
Balance at the beginning of the period	34,955	33,357
Changes in the period
Net changes in items other than stockholders’ equity in the period	(17)	232

Net changes in the period	(17)	232

Balance at the end of the period	34,937	33,589

Foreign currency translation adjustments
Balance at the beginning of the period	(101,650)	(122,889)
Changes in the period
Net changes in items other than stockholders’ equity in the period	1,495	13,775

Net changes in the period	1,495	13,775

Balance at the end of the period	(100,154)	(109,113)

Total accumulated other comprehensive income
Balance at the beginning of the period	306,646	173,073
Changes in the period
Net changes in items other than stockholders’ equity in the period	(119,338)	(199,299)

Net changes in the period	(119,338)	(199,299)

Balance at the end of the period	187,307	(26,226)

Stock acquisition rights:
Balance at the beginning of the period	81	262
Changes in the period
Net changes in items other than stockholders’ equity in the period	62	179

Net changes in the period	62	179

Balance at the end of the period	144	441

Minority interests:
Balance at the beginning of the period	2,049,400	2,037,318
Changes in the period
Net changes in items other than stockholders’ equity in the period	(20,347)	(42,097)

Net changes in the period	(20,347)	(42,097)

Balance at the end of the period	2,029,052	1,995,220

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Six months ended September 30,	2010	2011

Total net assets:
Balance at the beginning of the period	7,000,805	7,132,073
Changes in the period
Cash dividends	(79,931)	(72,171)
Net income	417,493	313,758
Purchase of treasury stock	(40)	(210,032)
Disposal of treasury stock	9	38,189
Cancellation of treasury stock	–	–
Increase due to increase in subsidiaries	5	8
Increase due to decrease in subsidiaries	2	1
Decrease due to increase in subsidiaries	(4)	(4)
Decrease due to decrease in subsidiaries	(2)	(1)
Decrease due to decrease in affiliates	(126)	—
Reversal of land revaluation excess	24	(222)
Net changes in items other than stockholders’ equity in the period	(139,623)	(241,217)

Net changes in the period	197,805	(171,692)

Balance at the end of the period	¥7,198,610	¥6,960,381

Sumitomo Mitsui Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	(Millions of yen)
Six months ended September 30,	2010	2011

Cash flows from operating activities:
Income before income taxes and minority interests	¥ 548,187	¥ 545,378
Depreciation	73,441	80,853
Losses on impairment of fixed assets	1,414	1,560
Amortization of goodwill	12,682	10,443
Gains on negative goodwill	(90)	–
Gains on step acquisitions	(12,655)	–
Equity in (earnings) losses of affiliates	(1,627)	40,647
Net change in reserve for possible loan losses	(8,121)	(44,991)
Net change in reserve for employee bonuses	(7,396)	(7,534)
Net change in reserve for executive bonuses	(2,333)	(2,496)
Net change in reserve for employee retirement benefits	190	311
Net change in reserve for executive retirement benefits	(5,929)	(590)
Net change in reserve for point service program	68	377
Net change in reserve for reimbursement of deposits	(2,036)	(1,827)
Net change in reserve for losses on interest repayment	(10,979)	(16,329)
Interest income	(818,685)	(806,779)
Interest expenses	158,146	148,076
Net gains on securities	(134,858)	(117,389)
Net losses from money held in trust	257	208
Net exchange losses	274,867	308,524
Net (gains) losses from disposal of fixed assets	1,534	(420)
Net change in trading assets	(2,085,621)	(1,803,511)
Net change in trading liabilities	1,545,460	763,275
Net change in loans and bills discounted	(762,014)	(1,736,007)
Net change in deposits	(252,309)	(932,076)
Net change in negotiable certificates of deposit	1,990,785	850,856
Net change in borrowed money (excluding subordinated borrowings)	1,513,802	(793,275)
Net change in deposits with banks	(84,806)	15,946
Net change in call loans and bills bought and others	122,862	(246,875)
Net change in receivables under securities borrowing transactions	465,116	988,333
Net change in call money and bills sold and others	157,326	(759,648)
Net change in commercial paper	40,418	27,687
Net change in payables under securities lending transactions	(612,122)	(3,153,332)
Net change in foreign exchanges (assets)	91,651	(141,251)
Net change in foreign exchanges (liabilities)	72,631	67,551
Net change in lease receivables and investment assets	84,979	25,215
Net change in short-term bonds (liabilities)	(134,393)	(200,812)
Net change in Issuance and redemption of bonds (excluding subordinated bonds)	234,471	164,400
Net change in due to trust account	27,744	66,955
Interest received	822,602	912,396
Interest paid	(163,964)	(150,730)
Other, net	(322,802)	185,011

Subtotal	2,817,896	(5,711,867)

Income taxes paid	(43,745)	(14,403)

Net cash provided by (used in) operating activities	2,774,150	(5,726,270)

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Six months ended September 30,	2010	2011

Cash flows from investing activities:
Purchases of securities	(35,998,349)	(27,004,597)
Proceeds from sale of securities	25,330,499	19,961,305
Proceeds from maturity of securities	7,270,257	10,822,655
Purchases of money held in trust	(727)	(1,321)
Proceeds from sale of money held in trust	500	1,540
Purchases of tangible fixed assets	(46,007)	(44,707)
Proceeds from sale of tangible fixed assets	2,597	9,824
Purchases of intangible fixed assets	(35,405)	(39,113)
Proceeds from sale of intangible fixed assets	43	0
Proceeds from sale of stocks of subsidiaries	314	–
Purchases of treasury stock by subsidiaries	–	(1,773)
Proceeds from purchase of stocks of subsidiaries resulting in changes in scope of consolidation	55,729	–
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	(10,756)	–
Proceeds from sale of stocks of subsidiaries resulting in changes in scope of consolidation	–	50

Net cash provided by (used in) investing activities	(3,431,305)	3,703,862

Cash flows from financing activities:
Proceeds from subordinated borrowings	10,000	33,000
Repayment of subordinated borrowings	(25,000)	(45,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	93,193	117,086
Redemption of subordinated bonds and bonds with stock acquisition rights	(246,878)	(164,000)
Dividends paid	(79,710)	(72,114)
Repayments to minority stockholders	(309)	–
Dividends paid to minority stockholders	(52,486)	(47,388)
Purchases of treasury stock	(40)	(210,032)
Proceeds from disposal of treasury stock	9	2,385
Purchases of treasury stock by subsidiaries	–	(14)
Proceeds from sale of treasury stock of subsidiaries	–	111

Net cash provided by (used in) financing activities	(301,222)	(385,966)

Effect of exchange rate changes on cash and cash equivalents	(8,213)	(9,864)

Net change in cash and cash equivalents	(966,591)	(2,418,239)

Cash and cash equivalents at the beginning of the period	3,371,193	5,645,094

Cash and cash equivalents at the end of the period	¥ 2,404,601	¥ 3,226,855

Sumitomo Mitsui Financial Group, Inc.

    (5) Note on the Assumption as a Going Concern

    Not applicable.

    (6) Segment Information

    (a) Information on profit and loss amount by reportable segment

Six months ended September 30, 2011							(Millions of yen)
	Banking Business
		SMBC
	Sub-total	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥ 819,515	¥ 192,296	¥ 208,757	¥ 102,610	¥ 93,536	¥ 227,333	¥ (5,016)	¥ 108,865	¥ 928,381
Interest income	486,565	162,454	130,154	68,951	51,532	75,999	(2,524)	74,286	560,852
Non-interest income	332,950	29,842	78,603	33,659	42,004	151,334	(2,491)	34,578	367,528
Expenses	(354,609)	(142,953)	(110,783)	(18,927)	(31,040)	(9,477)	(41,429)	(69,416)	(424,025)
Other profit or loss	–	–	–	–	–	–	–	(11,615)	(11,615)
Consolidated net business profit	¥ 464,906	¥ 49,343	¥ 97,974	¥ 83,683	¥ 62,496	¥ 217,856	¥ (46,445)	¥ 27,834	¥ 492,740

	Securities Services				Leasing
	SMBC Friend Securities Co., Ltd.	SMBC Nikko Securities Inc.	Others	Total	Sumitomo Mitsui Finance and Leasing Company, Limited	Others	Total
Gross profit	¥ 22,179	¥ 109,455	¥ 5,448	¥ 137,083	¥ 45,745	¥ 3,001	¥ 48,746
Interest income	277	(1,427)	916	(233)	27,847	127	27,974
Non-interest income	21,902	110,882	4,531	137,316	17,898	2,873	20,771
Expenses	(19,084)	(88,141)	(2,568)	(109,793)	(13,744)	(5,789)	(19,533)
Other profit or loss	(11)	(1,261)	(790)	(2,063)	742	7,914	8,656
Consolidated net business profit	¥ 3,084	¥ 20,052	¥ 2,089	¥ 25,226	¥ 32,742	¥ 5,126	¥ 37,869

	Credit Card Services				Other Business	Grand Total
	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	Others	Total
Gross profit	¥ 89,096	¥ 81,989	¥3,882	¥ 174,968	¥ 46,079	¥ 1,335,258
Interest income	9,770	19,633	1,003	30,407	46,837	665,838
Non-interest income	79,325	62,355	2,879	144,560	(758)	669,420
Expenses	(62,032)	(62,017)	(2,673)	(126,723)	8,733	(671,342)
Other profit or loss	(6,820)	(14,097)	472	(20,445)	(77,052)	(102,519)
Consolidated net business profit	¥ 20,243	¥ 5,874	¥ 1,681	¥ 27,799	¥ (22,240)	¥ 561,395

(Notes)

1.

Consolidated net business profit = SMBC’s non-consolidated banking profit + SMFG’s non-consolidated ordinary profit + Other subsidiaries’ ordinary profit (excluding non-recurring factors) + Equity method affiliates’ ordinary profit X Ownership ratio – Internal transactions (dividends, etc.)

2.	Other profit or loss = Non-operating profit or loss of consolidated subsidiaries except SMBC + Equity method affiliates’ ordinary profit X Ownership ratio, etc.
3.

Consolidated net business profit = Operating profit of each company for SMBC Friend Securities Co., Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Finance and Leasing Company, Limited, Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation, and their non-operating profits or losses are classified as “Others” in each segment.

4.	“Other Business” includes profits/losses to be offset as internal transactions between segments.

Sumitomo Mitsui Financial Group, Inc.

(b)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Six months ended September 30, 2011	(Millions of yen)
Consolidated net business profit	¥ 561,395
Total credit cost of SMBC	(2,917)
Losses on stocks of SMBC	(46,105)
Amortization of unrecognized retirement benefit obligation of SMBC	(15,816)
Ordinary profit of consolidated subsidiaries other than reportable segment	41,927
Amortization of goodwill other than reportable segment	(7,121)
Adjustment of profit or loss of equity method affiliates	(3,416)
Others	18,547
Ordinary profit on consolidated statements of income	¥ 546,493

(Notes)
1.	Total credit cost = Write-off of loans + Losses on sales of delinquent loans – Gains on reversal of reserve for possible loan losses – Recoveries of written-off claims
2.	Losses on stocks = Gains on sale of stocks – Losses on sale of stocks – Losses on devaluation of stocks
3.	Adjustment of profit or loss of equity method affiliates = Equity method affiliates’ net income X Ownership ratio – Equity method affiliates’ ordinary profit X Ownership ratio

Sumitomo Mitsui Financial Group, Inc.

6. Non-consolidated Financial Statements

  (1) Non-consolidated Balance Sheets

	(Millions of yen)
	March 31, 2011	September 30, 2011

Assets:
Current assets
Cash and due from banks	¥ 54,154	¥ 40,151
Other current assets	42,243	7,387

Total current assets	96,397	47,538

Fixed assets
Tangible fixed assets	0	0
Intangible fixed assets	8	16
Investments and other assets	6,141,248	5,931,245
Investments in subsidiaries and affiliates	6,141,248	5,931,245

Total fixed assets	6,141,258	5,931,262

Total assets	¥ 6,237,655	¥ 5,978,801

Liabilities:
Current liabilities
Short-term borrowings	¥ 997,030	¥ 997,030
Income taxes payable	25	12
Reserve for employee bonuses	107	126
Reserve for executive bonuses	91	–
Other current liabilities	4,587	4,518

Total current liabilities	1,001,841	1,001,688

Fixed liabilities
Bonds	392,900	392,900

Total fixed liabilities	392,900	392,900

Total liabilities	1,394,741	1,394,588

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	273,652	63,601

Total capital surplus	1,833,027	1,622,975

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	684,883	636,026

Total retained earnings	715,303	666,446

Treasury stock	(43,482)	(43,451)

Total stockholders’ equity	4,842,743	4,583,865

Stock acquisition rights	170	347

Total net assets	4,842,914	4,584,213

Total liabilities and net assets	¥ 6,237,655	¥ 5,978,801

Sumitomo Mitsui Financial Group, Inc.

    (2) Non-consolidated Statements of Income

	(Millions of yen)
Six months ended September 30,	2010	2011

Operating income
Dividends on investments in subsidiaries and affiliates	¥78,394	¥32,824
Fees and commissions received from subsidiaries	7,206	7,377

Total operating income	85,600	40,202

Operating expenses
General and administrative expenses	3,008	4,233
Interest on bonds	8,234	8,234

Total operating expenses	11,242	12,467

Operating profit	74,357	27,734

Nonoperating income	68	76
Nonoperating expenses	3,325	3,054

Ordinary profit	71,101	24,756

Income before income taxes	71,101	24,756

Current	1	1

Income taxes	1	1

Net income	¥71,099	¥24,754

Sumitomo Mitsui Financial Group, Inc.

    (3) Non-consolidated Statements of Changes in Net Assets

	(Millions of yen)
Six months ended September 30,	2010	2011

Stockholders’ equity:
Capital stock
Balance at the beginning of the period	¥ 2,337,895	¥ 2,337,895
Changes in the period
Net changes in the period	–	–

Balance at the end of the period	2,337,895	2,337,895

Capital surplus
Capital reserve
Balance at the beginning of the period	1,559,374	1,559,374
Changes in the period
Net changes in the period	–	–

Balance at the end of the period	1,559,374	1,559,374

Other capital surplus
Balance at the beginning of the period	273,699	273,652
Changes in the period
Disposal of treasury stock	(31)	(48)
Cancellation of treasury stock	–	(210,003)

Net changes in the period	(31)	(210,051)

Balance at the end of the period	273,667	63,601

Total capital surplus
Balance at the beginning of the period	1,833,073	1,833,027
Changes in the period
Disposal of treasury stock	(31)	(48)
Cancellation of treasury stock	–	(210,003)

Net changes in the period	(31)	(210,051)

Balance at the end of the period	1,833,041	1,622,975

Retained earnings
Other retained earnings
Voluntary reserve
Balance at the beginning of the period	30,420	30,420
Changes in the period
Net changes in the period	–	–

Balance at the end of the period	30,420	30,420

Retained earnings brought forward
Balance at the beginning of the period	647,622	684,883
Changes in the period
Cash dividends	(80,665)	(73,612)
Net income	71,099	24,754

Net changes in the period	(9,565)	(48,857)

Balance at the end of the period	638,056	636,026

Total retained earnings
Balance at the beginning of the period	678,042	715,303
Changes in the period
Cash dividends	(80,665)	(73,612)
Net income	71,099	24,754

Net changes in the period	(9,565)	(48,857)

Balance at the end of the period	668,476	666,446

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Six months ended September 30,	2010	2011

Treasury stock
Balance at the beginning of the period	(43,437)	(43,482)
Changes in the period
Purchase of treasury stock	(40)	(210,032)
Disposal of treasury stock	40	60
Cancellation of treasury stock	–	210,003

Net changes in the period	0	30

Balance at the end of the period	(43,436)	(43,451)

Total stockholders’ equity
Balance at the beginning of the period	4,805,574	4,842,743
Changes in the period
Cash dividends	(80,665)	(73,612)
Net income	71,099	24,754
Purchase of treasury stock	(40)	(210,032)
Disposal of treasury stock	9	12
Cancellation of treasury stock	–	–

Net changes in the period	(9,596)	(258,877)

Balance at the end of the period	4,795,977	4,583,865

Stock acquisition rights:
Balance at the beginning of the period	–	170
Changes in the period
Net changes in the items other than stockholders’ equity in the period	56	177

Net changes in the period	56	177

Balance at the end of the period	56	347

Total net assets:
Balance at the beginning of the period	4,805,574	4,842,914
Changes in the period
Cash dividends	(80,665)	(73,612)
Net income	71,099	24,754
Purchase of treasury stock	(40)	(210,032)
Disposal of treasury stock	9	12
Cancellation of treasury stock	–	–
Net changes in the items other than stockholders’ equity in the period	56	177

Net changes in the period	(9,539)	(258,700)

Balance at the end of the period	¥ 4,796,034	¥ 4,584,213

    (4) Note on the Assumption as a Going Concern

Not applicable.